Exhibit 99.2

CELLECT BIOTECHNOLOGY LTD.

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned shareholder of Cellect Biotechnology Ltd. (the “Company”) hereby appoints, Dr. Shai Yarkoni, Chief Executive Officer, and Eyal Leibovitz, Chief Financial Officer, or any of them, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares of the Company which the undersigned is entitled to vote at the Extraordinary General Meeting of Shareholders and American Depositary Share holders (the “Meeting”) to be held at the offices of the Company's attorney – Doron, Tikotzky, Kantor, Gutman, Cederboum & Co., B.S.R 4 Tower, 33 Floor, 7 Metsada Street, Bnei Brak, on May 9, 2017 at 12:00 A.M. Israel time and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of Extraordinary General Meeting of Shareholders and Series-1 Stock Options Holders and Proxy Statement relating to the said Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

CELLECT BIOTECHNOLOGY LTD.

May 9, 2017

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	To extend the exercise period of the Series-1 Stock Options (the “Warrants”) to a date that is 80 days from court’s approval for such extension, if granted.

TO VOTE ON THIS MATTER PLEASE USE A OR B BELOW BASED ON YOUR HOLDINGS:

A.	Neither the value of my Warrants is more than 70% of the value of my shares in the Company nor my Warrants holding percentage (out of the entire Warrants) is more than 70% of my shareholding percentage in the Company's share capital and I vote:

☐           FOR           ☐           AGAINST           ☐           ABSTAIN

B.	The value of my Warrants is more than 70% of the value of my shares in the Company or my Warrants holding percentage (out of the entire Warrants) is more than 70% of my shareholding percentage in the Company's share capital and I vote:

☐           FOR           ☐           AGAINST           ☐           ABSTAIN

2.	To reduce the exercise price of the Warrants from NIS 1.85 per warrant to NIS 1.20 per warrant.

TO VOTE ON THIS MATTER PLEASE USE A OR B BELOW BASED ON YOUR HOLDINGS:

A.	Neither the value of my Warrants is more than 70% of the value of my shares in the Company nor my Warrants holding percentage (out of the entire Warrants) is more than 70% of my shareholding percentage in the Company's share capital and I vote:

☐           FOR           ☐           AGAINST           ☐           ABSTAIN

B.	The value of my Warrants is more than 70% of the value of my shares in the Company or my Warrants holding percentage (out of the entire Warrants) is more than 70% of my shareholding percentage in the Company's share capital and I vote:

☐           FOR           ☐           AGAINST           ☐           ABSTAIN

3.	To delist the Ordinary Shares of the Company traded on the Tel Aviv Stock Exchange.

☐           FOR           ☐           AGAINST           ☐           ABSTAIN

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

_____________	_____________	_____________, 2017
NAME	SIGNATURE	DATE

_____________	_____________	_____________, 2017
NAME	SIGNATURE	DATE

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.